

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2013

Richard Hunter, Ph.D.
President and Chief Executive Officer
Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, Florida 33860

      Re: Food Technology Service, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2012
           Filed March 29, 2013
           File No. 0-19047

Dear Dr. Hunter:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ William H. Thompson

           Accounting Branch Chief
           William H. Thompson